Exhibit 99.2

Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd. Date: December 13, 2022 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Agenda 1a. To approve the re-election of Mr. Adi Raviv as external director, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999 and his compensation. Are you a controlling shareholder or do you have a personal interest in approval of proposal 1a above (response required for vote to be counted)? 1b. To approve the re-election of Ms. Yael Margolin as external director, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999 and her compensation. Are you a controlling shareholder or do you have a personal interest in approval of proposal 1b above (response required for vote to be counted)? 2. To approve an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders. 3. To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company. 4. To approve compensation to directors for serving as chairpersons of committees of the Board of Directors. For Against Abstain Yes No Yes No Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd. to be held December 13, 2022 For Holders as of November 9, 2022 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received prior to 12:00 p.m. EST on December 8, 2022. PROXY TABULATOR FOR BIONDVAX PHARMACEUTICALS LTD. P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2022 Mediant Communications Inc. All Rights Reserved Please separate carefully at the perforation and return just this portion in the envelope provided

BiondVax Pharmaceuticals Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on December 8, 2022) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BiondVax Pharmaceuticals Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 9, 2022 at the Extraordinary General Meeting of the Shareholders of BiondVax Pharmaceuticals Ltd. to be held on December 13, 2022 at 4:00 p.m. (Israeli time), in the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side)